Exhibit 9







                  IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                            IN AND FOR NEW CASTLE COUNTY

         ------------------------------------x
         LIA MOSKOWITZ,                      :
                                             :
                          Plaintiff,         :
                                             :
                   - against -               :  Civil Action No. 14941
                                             :
         REIJANE HUAI, RINO BERGONZI,        :
         RICHARD F. KRAMER, BERNARD RUBIEN,  :
         GINETTE WACHTEL, CHEYENNE           :
         SOFTWARE, INC. and COMPUTER         :
         ASSOCIATES INTERNATIONAL, INC.,     :
                                             :
                          Defendants.        :
         ------------------------------------x
         MILES TEPPER,                       :
                                             :
                          Plaintiff,         :
                                             :
                   - against -               :  Civil Action No. 14942
                                             :
         REIJANE HUAI, RINO BERGONZI,        :
         RICHARD F. KRAMER, BERNARD RUBIEN,  :
         GINETTE WACHTEL, CHEYENNE           :
         SOFTWARE, INC. and COMPUTER         :
         ASSOCIATES INTERNATIONAL, INC.,     :
                                             :
                          Defendants.        :
         ------------------------------------x


                           AMENDED CLASS ACTION COMPLAINT


                   Plaintiffs, by their attorneys, allege upon informa-

         tion and belief, except for paragraph 5 hereof which is alleged upon knowledge, as follows:


                   1.  Plaintiffs bring this action on their own behalf

         and on behalf of all other public stockholders of Cheyenne

         Software, Inc. ("Cheyenne" or the "Company") seeking, inter







         alia, to enjoin the proposed acquisition of all of the out-

         standing shares of Cheyenne common stock by defendant Computer

         Associates International, Inc. ("Computer Associates") for

         $30.50 cash per share.  The individual defendants, constituting the Board of Directors of Cheyenne, have breached their fidu-

         ciary duties of loyalty, candor and care in connection with the proposed acquisition of Cheyenne, and Computer Associates has aided and abetted such breaches.


                   2.  As set forth below, the individual defendants

         have placed their own interests above those of the public

         shareholders of Cheyenne by agreeing to the proposed transac-

         tion by reason of Computer Associates' special relationship with Cheyenne's senior management and assurances that Computer

         Associates would maintain Cheyenne's current management after the transaction is consummated.  The Cheyenne Board recently rebuffed a financially superior unsolicited proposal to acquire

         Cheyenne where such personal relationships and assurances were not present, to the detriment of Cheyenne's public stockhold-

         ers.


                   3.  The individual defendants have agreed to the sale

         of Cheyenne without having taken any affirmative steps to maxi-

         mize shareholder value, having conducted no auction or market-

         check, having failed to contact any potential bidders, and even having failed to pursue discussions with parties who expressed










         interest in acquiring Cheyenne.  In order to discourage any third party from interfering with the individual defendants'

         friendly deal with Computer Associates, the individual defen-

         dants have caused Cheyenne to agree to pay a termination fee plus expenses to Computer Associates of $42.5 million in case any third party tries to acquire Cheyenne in a superior trans-

         action.


                   4.  In an effort to obtain shareholder approval of

         the merger and/or to effectively absolve themselves of their breaches of fiduciary duty, the individual defendants have sought to portray the transaction as "fair" to Cheyenne share-

         holders while withholding vital information needed by the

         shareholders to properly assess and consider the transaction.

         Specifically, the individual defendants have withheld essential information concerning contacts by other potential acquirors which Cheyenne received over the last several months and which the individual defendants intentionally failed to pursue.  Fur-

         ther, the individual defendants have withheld entirely the bases for the so-called "fairness opinion" obtained by Cheyenne from an investment banker to induce Cheyenne shareholders to accept the Computer Associates proposal.  The public share-

         holders, therefore, will be forced, without full or accurate disclosure by the individual defendants, who are themselves receiving favored treatment from Computer Associates, to make











         material, irrevocable decisions regarding their investment in

         Cheyenne to their detriment.


                                     PARTIES


                   5.  Plaintiffs have owned shares of the common stock

         of the Company since prior to the transaction herein complained of and continuously to date.


                   6.  Defendant Cheyenne is a corporation duly orga-

         nized and existing under the laws of the State of Delaware.

         The Company develops and sells software for use in micro-

         computers and computer systems.


                   7.  Defendant Computer Associates is a corporation

         duly organized and existing under the laws of the State of

         Delaware.  Computer Associates designs and markets standardized computer software products for mainframe, midrange and desktop computers.


                   8.  The individual defendants constitute the entire

         Board of Directors of Cheyenne.  In addition, defendant Reijane

         Huai is Chairman of the Board, President and Chief Executive

         Officer.


                   9.  The individual defendants are in a fiduciary

         relationship with plaintiffs and the other public stockholders












         of Cheyenne and owe them the highest obligations of good faith,

         due care, candor and fair dealing.


                             CLASS ACTION ALLEGATIONS


                   10.  Plaintiffs bring this action on their own behalf

         and as a class action, pursuant to Rule 23 of the Rules of the

         Court of Chancery, on behalf of all holders of common stock of the Company (except the defendants herein and any person, firm,

         trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest,

         who are or will be threatened with injury arising from defen-

         dants' actions as more fully described herein.


                   11.  This action is properly maintainable as a class

         action because.


                        (a)  The class is so numerous that joinder of

         all members is impracticable.  There are approximately

         37,538,688 shares of Cheyenne common stock outstanding, owned by over 870 record shareholders scattered throughout the coun-

         try.


                        (b)  There are questions of law and fact which

         are common to the class including, inter alia, the following:

         (i) whether the individual defendants have breached their fidu-

         ciary and other common law duties owed by them to plaintiff and











         the members of the class; (ii) whether the individual defen-

         dants have failed to maintain a level playing field and to max-

         imize shareholder value in a sale of the Company; and (iii)

         whether the class is entitled to injunctive relief as a result of the individual defendants' wrongful conduct, aided and abet-

         ted by Computer Associates.


                        (c)  Plaintiffs are committed to prosecuting

         this action and have retained competent counsel experienced in litigation of this nature.  Plaintiffs' claims are typical of the claims of other members of the class and plaintiffs have the same interests as the other members of the class.  Plain-

         tiffs will fairly and adequately represent the class.


                        (d)  The prosecution of separate actions by

         individual members of the Class would create the risk of incon-

         sistent or varying adjudications with respect to individual members of the Class which would establish incompatible stan-

         dards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.


                        (e)  Defendants have acted, or refused to act,

         on grounds generally applicable to, and causing injury to, the











         Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.


         A.  Cheyenne Thwarts McAfee's
             Unsolicited Proposal


                   12.  On April 15, 1996, Cheyenne announced that it

         had rejected an unsolicited offer from McAfee Associates, Inc.

         ("McAfee") to merge with Cheyenne in a stock-for-stock business combination.  Under the terms of the transaction as then pro-

         posed, Cheyenne shareholders would have received approximately

         $27.50 in McAfee common stock for each share of Cheyenne common stock.  This consideration represented a premium of approxi-

         mately 75% over the April 12, 1996 closing price of Cheyenne common stock.


                   13.  In response to McAfee's unsolicited merger pro-

         posal, Cheyenne adopted a shareholder rights plan to thwart any takeover attempt unfavored by the individual defendants.  The plan provided, among other things, for an amendment to the by-

         laws governing consent solicitations to make an unsolicited merger more difficult to accomplish.


                   14.  On April 16, 1996, McAfee confirmed that it had

         made a bid for Cheyenne.  McAfee also stated that it had been in talks with Cheyenne since November 1995, talks it charac-

         terized as "previously friendly merger discussions."  McAfee











         also said that it had made a similar proposal to Cheyenne in

         February 1996.


                   15.  On April 16, 1996, the Wall Street Journal

         reported that McAfee had stated it intended to marshall share-

         holder pressure to force Cheyenne to accept its takeover offer.

         The news story also reported Cheyenne's response:  "We're not for sale," said Reijane Huai, Cheyenne's president and chief executive officer.  Besides, he said, "McAfee's offer is 'abso-

         lutely inadequate from a valuations point of view, from the point of view of strategic business.'"


                   16.  Additionally, the Wall Street Journal reported

         on April 18, 1996 that Cheyenne was refusing to negotiate or to even talk to McAfee's president and chief executive officer

         Bill Larson.  The news story stated:


                   Mr. Larson said he asked Mr. Huai Monday night if he
              should still fly to New York to meet Mr. Huai yesterday. Mr. Huai said he would call back by Tuesday but didn't, according to Mr. Larson. Yesterday, Mr. Larson called two outside Cheyenne board members, Richard F. Kramer, CEO of FAXplus Inc., and Rino Bergonzi, an information-systems executive at AT&T Corp. Mr. Larson claims these members were "shocked that Rei wasn't returning my calls," and would instruct him to do so....

                   Mr. Larson maintains that he is still open to doing a
              friendly deal with Cheyenne. "We're serious about bagging this bear," he said.


                   17.  Besides refusing to negotiate, Cheyenne also

         took active measures to scuttle McAfee's offer.  On April 18,










         1996, Cheyenne filed suit against McAfee and Larson for securi-

         ties fraud.  An April 19, 1996 Wall Street Journal article re-

         porting on Cheyenne's lawsuit against McAfee stated that

         Cheyenne's chairman and chief executive officer Haui denied that he had spoken with Larson at any time during the year and indicated that Larson's statements that the two companies had been in merger negotiations since November 1995 were a "'sys-

         tematic and cynical campaign' to promote the company's unsolic-

         ited bid."  Cheyenne's lawsuit sought to enjoin McAfee from

         "making further false and misleading public statements concern-

         ing Cheyenne and from soliciting proxies from shareholders."


                   18.  On or about May 1, 1996, McAfee announced that

         it was withdrawing its proposal for the acquisition of Chey-

         enne.  In a May 2, 1996 article, the New York Times reported that Larson stated that "'[t]he Cheyenne board's continuing refusal to discuss our merger proposal has made the combination impossible to effect on a friendly basis."  However, the news story continued, "Mr. Larson said he would still consider a

         'friendly business combination' between the two companies."

         (emphasis added).



















         B.  Cheyenne Agrees To Merge With
             Computer Associates Without
             Seeking Any Alternatives To
             Maximize Shareholder Value


                   19.  On or about October 7, 1996, Cheyenne announced

         that it had entered into a merger agreement with Computer

         Associates for Computer Associates to acquire Cheyenne through a cash tender offer followed by a merger for untendered shares,

         both steps at a price of $30.50 per share.  The merger was unanimously approved by the Boards of Directors of both Chey-

         enne and Computer Associates.


                   20.  The transaction also provides for payment to

         Computer Associates of a $37.5 million termination fee and up to $5 million in expenses if the transaction is not consummated because the Company is acquired by another party.  These

         actions were taken to discourage any competing bidders, par-

         ticularly McAfee, who might otherwise seek to acquire Cheyenne at a better price and upon better terms.


                   21.  Additionally, on October 8, 1996, the Wall

         Street Journal commented on Computer Associates' agreement to acquire Cheyenne.  The news story noted that "since early May,

         McAfee stock is up nearly 80%, while Cheyenne's stock has lan-

         guished until recently," causing some analysts to "wonder if

         McAfee's overture was a missed opportunity for Cheyenne."

         Indeed, Melissa Eisenstat, an investment analyst at Oppenheimer










         & Co. stated "[t]here's no question that this was the wrong decision from a financial standpoint."


                   22.  In breach of their fiduciary duties to the pub-

         lic stockholders of Cheyenne, all of Cheyenne's directors have voted in favor of the merger.  This was done by the individual defendants primarily to protect the compensation and positions of Cheyenne's senior management, including director Huai, for,

         as reported by the Business Wire on October 7, 1996, all of

         Cheyenne's management and employees will be retained by Com-

         puter Associates.  Charles B. Wang, Computer Associates' chair-

         man and chief executive, said that "Cheyenne's employees are an integral part of the value in this acquisition.  In recognition of their skills and talents, CA intends to retain all of

         Cheyenne's employees."  Cheyenne's president Huai also stated:

         "Equally exciting is the fact that all of us at Cheyenne will have the opportunity to participate in the next chapter of

         Cheyenne's growth."


                   23.  Additionally, an October 8, 1996, a Wall Street

         Journal article noted further conflicts between the individual defendants and the interests of Cheyenne's public shareholders.

         The news story stated:  "Mr. Wang also took pains yesterday to clarify the friendly nature of the deal -- a sharp contrast to the acrimonious feud between Cheyenne and McAfee -- and called

         Reijane.  Huai, Cheyenne's Chairman and CEO, a "dear friend"










         (emphasis added).  The news story also stated that:  "Cheyenne said it didn't contact McAfee to see if it would beat Computer

         Associates offer," (emphasis added) despite the fact that

         McAfee had earlier indicated that it would be interested in a

         "friendly business combination."  It is clear that the indi-

         vidual defendants have allowed the friendship between Wang and

         Huai to supersede the interests of the public shareholders of

         Cheyenne.


                   24.  The individual defendants have agreed to the

         sale of Cheyenne without having fulfilled their Revlon obliga-

         tions to seek to maximize shareholder value.


                   25.  Specifically, despite the expressed interest of

         McAfee in pursuing a friendly merger transaction with Cheyenne,

         the individual defendants caused Cheyenne to enter into the merger agreement with Computer Associates without having even responded to McAfee's continuing expression of interest.


                   26.  Indeed, the individual defendants failed to take

         any affirmative steps to seek to maximize shareholder value through any sort of auction or market-check, in addition to failing and/or refusing to respond to parties who expressed interest in acquiring Cheyenne.















                   27.  The consideration to be paid to Class members in

         the proposed acquisition is unfair and grossly inadequate be-

         cause, among other things:


                        a.  The intrinsic value of Cheyenne's common

         stock is materially in excess of the amount offered for those securities in the acquisition, giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company; and


                        b.  the consideration to be paid to Class mem-

         bers is not the result of an appropriate consideration of the value of Cheyenne because the Cheyenne Board approved the pro-

         posed transaction without undertaking steps to reliably ascer-

         tain Cheyenne's value through open bidding or at least a

         "market check" mechanism.  Indeed, the Cheyenne Board has

         failed to even solicit an offer from McAfee, which has publicly expressed its interest in acquiring Cheyenne.


         C.  Cheyenne's Public Shareholders Are Misled


                   28.  On or about October 11, 1996, Cheyenne mailed a

         Solicitation/Recommendation Statement on Schedule 14D-9 (the

         "Schedule 14D-9") to its shareholders recommending and seeking shareholder acceptance of the transaction.


                   29.  The Schedule 14D-9, in violation of the indi-

         vidual defendants' disclosure obligations and duty of candor,









         misrepresents and/or omits to state material information neces-

         sary for shareholders to make an informed decision.  Specifi-

         cally, the Schedule 14D-9 states that Cheyenne did not receive

         "any substantial expressions of interest from any [other] par-

         ties" about a possible acquisition of the Company at or about the time of the McAfee proposal, but fails to disclose what expressions of interest, substantial or otherwise, were made,

         or, what efforts, if any, were made to encourage or stimulate an "insubstantial" expression of interest so that it might be-

         come "substantial" in the context of a sale of the Company which obligates fiduciaries to maximize value.


                   30.  Moreover, the Schedule 14D-9 "discloses" by ob-

         vious omission that defendants failed to conduct any sort of auction or market-check before agreeing to sell the Company.

         The Schedule 14D-9 fails to disclose, however, that McAfee, at the time of withdrawing its April 1996 offer, openly stated

         that it remained willing to consider an acquisition on a

         friendly basis.


                   31.  The Schedule 14D-9 also fails to disclose that

         Computer Associates repeatedly emphasized during its negotia-

         tions with Cheyenne that Computer Associates intended that a merger of the companies would involve no fundamental change in

         Cheyenne's management and that all of Cheyenne's employees would be maintained (though this is disclosed by Computer










         Associates in its Offer To Purchase, addressed to Cheyenne shareholders, dated October 11, 1996).


                   32.  In order to induce Cheyenne shareholders to

         accept the terms of the transaction, the individual defendants caused Cheyenne to retain an investment banker, Lazard Freres &

         Co. LLC ("Lazard Freres") to render a fairness opinion.  The

         Schedule 14D-9 prominently emphasizes that Lazard Freres deter-

         mined that the proposed merger consideration is fair from a financial point of view.  The Schedule 14D-9 fails to disclose,

         however, any specific information about how Lazard Freres made its determination.  Thus, completely lacking from the Schedule

         14D-9 is any disclosure whatsoever of the criteria, methodology or results of Lazard Freres' work, including a complete failure to disclose what range of values Lazard Freres calculated for

         Cheyenne.


                   33.  The individual defendants' failure to disclose

         the above described information denies Cheyenne's shareholders critical information necessary to make an informed evaluation of the fairness opinion and of the fairness of the proposed merger in its entirety.


                   34.  Computer Associates knowingly aided and abetted

         the breaches of fiduciary duty committed by the individual defendants.  Indeed, the proposed transaction could not take place without the knowing participation of Computer Associates.










                   35.  Plaintiffs have no adequate remedy at law.


                   WHEREFORE, plaintiffs demand judgment as follows:


                   A.  declaring this to be a proper class action;


                   B.  enjoining, preliminarily and permanently, the

         proposed transaction complained of herein;


                   C.  requiring the individual defendants to make full

         and fair disclosure of all material facts to the Class;


                   D.  to the extent, if any, that the transaction com-

         plained of is consummated prior to the entry of this Court's final judgment, rescinding the same or awarding rescissory dam-

         ages to the Class;


                   E.  directing that defendants account to plaintiffs

         and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;


                   F.  awarding to plaintiffs the costs and disburse-

         ments of this action, including a reasonable allowance for the fees and expenses of plaintiffs' attorneys and experts; and
















                   G.  granting such other and further relief as the

         Court deems appropriate.


                                       ROSENTHAL, MONHAIT, GROSS
                                         & GODDESS, P.A.

                                       By:  /s/ Joseph A. Rosenthal
                                            P.O. Box 1070
                                            Suite 1401, Mellon Bank Center
                                            Wilmington, Delaware  19801
                                            Attorneys for Plaintiffs


         OF COUNSEL:

         BERNSTEIN LIEBHARD & LIFSHITZ
         274 Madison Avenue
         New York, New York  10016
         (212) 779-1414

         GOODKIND LABATON RUDOFF
           & SUCHAROW, LLP
         100 Park Avenue
         New York, NY  10017
         (212) 907-0700






























                               CERTIFICATE OF SERVICE


                   I, JOSEPH A. ROSENTHAL, hereby certify that on October

         18, 1996, I caused copies of the foregoing Notice of Filing

         Amended Class Action Complaint to be served by hand delivery on:


                        Kenneth J. Nachbar, Esquire
                        Morris, Nichols, Arsht & Tunnell
                        1201 N. Market Street
                        Wilmington, DE  19801



                                       /s/ Joseph A. Rosenthal
                                            Joseph A. Rosenthal